Suite 500 – 2 Toronto Street
Toronto, Ontario M5C 2B6
Tel: 416 214 2810
Fax: 416 214 2727
investorinfo@energyfuels.com
www.energyfuels.com

Energy Fuels Announces Quarterly Results for the Three Months Ended March 31, 2015

•	Strong working capital position, sales revenue, & gross profit

•	Production at White Mesa Mill & Pinenut Mine exceeding previous forecast

•	Progress toward completion of pending acquisition of Uranerz Energy Corporation

•	Uranerz acquisition to diversify production, add ISR capability, and enhance sales contract portfolio

•	Stockpiled ore & alternate feed materials provide additional optionality for timely future cash flow generation as uranium markets recover

Toronto, Ontario and Lakewood, Colorado – May 11, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the three months ended March 31, 2015. The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com, and in the United States on the Electronic Document Gathering and Retrieval System (“EDGAR”) which, along with the Company’s quarterly report on Form 6-K, may be viewed at www.sec.gov/edgar.shtml, and on the Company’s website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

Stephen P. Antony, the Company’s President and CEO, stated: “As our first quarter results demonstrate, Energy Fuels continues as a leader among US uranium companies, on account of our uranium production, balance sheet, contract portfolio, and capability to significantly ramp-up production in the future as market conditions improve. We are quietly achieving success through the execution of a disciplined, yet aggressive, business plan that provides Energy Fuels with the ‘staying power’ to effectively capitalize on the expected uranium market recovery. As a result, we are generating gross profits from our mining and milling operations and maintaining a strong balance sheet. This has provided us with a solid growth platform, yet also allowed us to avoid the need for an equity financing since 2013.

“Finally, with the expected addition of Uranerz to our corporate family later this year, we will further enhance Energy Fuels’ torque to uranium price increases. Wyoming’s Powder River Basin, where Uranerz’ Nichols Ranch Project is located, is among the best ISR uranium production districts in the U.S. with over two-thirds of all U.S. uranium production coming from this district in 2014. We believe that with appropriate investment in development and production expansion, timed to the expected market recovery, the Nichols Ranch Project can achieve its production potential. Indeed as prices recover, we believe our acquisition of Uranerz will give Energy Fuels the potential to produce more uranium, sooner. Despite the continued challenge of today’s uncertain uranium markets, I am more optimistic than ever about the future of Energy Fuels.”

Financial and Operational Highlights for the Three Months ended March 31, 2015:

•	$7.60 million of total revenue was realized by the Company.

•	Gross Profit of $3.65 million from mining and milling operations was realized by the Company, representing a gross profit margin of approximately 48%.

•	A net loss of $2.36 million was realized by the Company.

•	116,667 pounds of U3O8 sales were completed by the Company at an average realized price of $59.95 per pound, pursuant to an existing term contract.

•

197,116 pounds of U3O8 were produced from the Company’s White Mesa Mill of which 113,881 pounds were from alternate feed materials and other processing, and 25,162 pounds were from the Company’s Arizona mines. 58,073 pounds were produced under a processing arrangement for the account of a 3rd party.

•

At March 31, 2015, the Company had $35.20 million of working capital, including cash and cash equivalents of $6.54 million and 816,408 pounds of uranium concentrate inventory. The Company’s contractual deliveries and related sales are based on delivery schedules which can vary from quarter to quarter. As discussed below, the Company expects to sell an additional 683,333 pounds of U3O8 during the remainder of the year under existing contracts which will generate significant cash for the Company’s operational needs. The Company believes it has sufficient cash and resources to carry out its business plan beyond calendar year 2015.

•

On January 5, 2015, Energy Fuels announced the execution of a definitive agreement (“DA”) pursuant to which, upon receipt of shareholder and regulatory approvals, the Company would acquire all of the issued and outstanding shares of common stock of Uranerz Energy Corporation. Under the terms of the DA, shareholders of Uranerz would receive 0.255 common shares of Energy Fuels for each share of Uranerz common stock held.

•

On February 6, 2015, the Company announced that it is preparing to resume development at its high-grade Canyon mine in Arizona. The Company expects to transition mining personnel from the currently-producing Pinenut mine to the Canyon mine during Q2-2015, at which point the Company expects the economic resources at the Pinenut mine to be depleted.

•

On February 17, 2015, the Company announced that it had acquired a 50% interest in the high- grade Wate uranium deposit (the “Wate Project”) from VANE Minerals (US) LLC (“VANE”). The Wate Project is held in the Wate Mining Company, LLC joint venture (“LLC”). The other 50% of the LLC is held by Uranium One Americas, Inc. The Wate Project is a high-grade uranium deposit located in Arizona that is estimated to host approximately 1.12 million pounds of uranium contained in approximately 0.07 million tons of Inferred Mineral Resources with an average grade of 0.79% eU3O8.

Selected Summary Financial Information:

	Three months	Three months
	ended March 31,	ended March 31,
$000, except per share data	2015	2014
Results of Operations:
Total revenues	$7,600	$11,361
Gross profit	3,649	2,790
Net income (loss)	(2,361)	(6,342)
Basic and diluted earnings (loss) per share	(0.12)	(0.32)

	As at March 31,	As at December 31,
$000's	2015	2014
Financial Position:
Working capital	$35,195	$40,121
Property, plant and equipment	67,206	65,873
Total assets	131,933	134,241
Total long-term liabilities	31,110	27,563

Outlook for FY-2015

Energy Fuels intends to continue to strengthen its position as the leading uranium mining company focused on the United States. The Company expects to accomplish this through:

1)	Pursuing the completion of the Company’s acquisition of Uranerz.

2)	Continuing the current Mill campaign to process alternate feed materials into mid-2015.

3)

Continuing mining at the Pinenut Mine until the economic resources are depleted, which is expected to occur in mid-2015. Pinenut ore is being shipped to the White Mesa Mill and is expected to be processed in 2016.

4)	Continuing development of the Canyon Mine.

5)

After mid-2015, continuing activities at the White Mesa Mill (except for mineral processing), and maintaining the facility in a state of readiness for the purpose of restarting mineral processing operations in 2016, or earlier as market conditions, cash needs and/or contract delivery requirements may warrant.

6)	Maintaining “standby” mines in a state of readiness for the purpose of restarting ore production as market conditions may warrant.

7)	Continuing ongoing business development activities, including permitting and development of existing projects.

8)	Evaluating the potential to acquire additional uranium properties in the United States.

In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill as market conditions, cash needs and/or contract delivery requirements may warrant.

Production and Operations

The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the first half of 2015, resulting in the production of approximately 250,000 pounds of finished goods, of which 140,000 pounds were produced in the three months ended March 31, 2015.

The Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur in the second quarter of 2015. The ore mined at the Pinenut mine is being shipped to the White Mesa Mill and stockpiled for processing in a planned 2016 campaign.

The Company has three existing long-term contracts, which require future deliveries of 683,333 pounds during the remainder of FY-2015, 450,000 pounds in FY-2016 and 420,000 pounds in FY-2017. Of these amounts, a total of 653,333 pounds is required to be produced by the Company, while Energy Fuels has the option to fulfill the remaining 900,000 pounds from production and/or purchase. For the 683,333 pounds of the remaining FY-2015 deliveries, the Company anticipates utilizing 383,333 pounds of produced material on hand and has contracted for the purchase of 300,000 pounds of U3O8. For the FY- 2016 and FY-2017 contractual deliveries, the Company plans to utilize 500,000 pounds of finished goods inventory expected to be on hand at the end of FY-2015 and to produce a minimum of 370,000 pounds of U3O8 in future mill campaigns at the White Mesa Mill. While the Company expects to produce the 370,000 pounds required, the Company may elect to purchase all or a portion of this material in the spot market. This flexibility will allow the Company to monitor market conditions to determine the most favorable and economic approach to fulfilling these remaining deliveries.

Sales

The Company forecasts FY-2015 sales to total approximately 800,000 pounds of U3O8, of which 116,666 pounds were sold in the first quarter. All 800,000 pounds have been, or will be, sold into its three existing long-term contracts discussed above. Energy Fuels expects to receive an average realized price of $57.45 per pound of U3O8 sold during FY-2015 across all of its contracts. While the Company does not expect to make any sales into the spot market during FY-2015, it will continue to monitor market conditions for sales opportunities if economically justified and/or to generate cash for operations and development.

Effect on production and sales if the Uranerz Acquisition is completed

In the event the proposed acquisition of Uranerz is completed, the Company may invest funds in well field development for Uranerz through the end of FY-2016, depending on actual and expected market conditions. In order to finance this investment, the Company may engage in additional mining and milling activities to produce finished product in excess of the amounts required for its contracts and to sell such production into the spot market and/or raise additional equity capital.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure of “Gross Profit” in the financial statements and in this news release. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS OF URANERZ ENERGY CORP. AND ENERGY FUELS INC.

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz Energy Corp. (“Uranerz”). This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels has filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also have or plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Uranerz by Energy Fuels.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION OF URANERZ BY ENERGY FUELS.

Anyone may obtain copies of these documents as they become available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, as applicable, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed acquisition of Uranerz by Energy Fuels. Information about the directors and executive officers of Uranerz is set forth in its annual report on Form 10-K for the year-ended December 31, 2014, which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of Energy Fuels can be found in its annual information form dated March 18, 2015, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook, including: production and sales forecasts; the Company’s expectations as to longer term fundamentals in the market and price projections; the Company’s expectations as to expenditures and cost reductions; the Company’s ability to preserve its cash resources, maintain its resource base and be able to restart production as market conditions warrant; the successful closing of the Uranerz acquisition and the ability of the Company to realize the expected benefits of the acquisition and to become the dominant uranium company focusing on the United States. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium; risks associated with the acquisition and integration of Uranerz; and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Investor Relations Inquiries:

Curtis Moore, VP - Marketing & Corporate Development
(303) 974-2140 or (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com